Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

June 17, 2009

An Open Letter to All PBG and PAS Associates:

I wanted to let you know how proud I was of the PepsiCo system sales force during the recent Ring of Honor event, where we honored PBG, PepsiAmericas, PBV and other independent bottlers and PepsiCo associates from around the world.  Representing the “best of the best” – the top one quarter of one percent of the worldwide sales force – your incredible stories of concern and service for your customers, consumers, communities and teammates is an inspiration to us all and we enjoyed shining a spotlight on you and the loved ones you brought to the event.

As you know, PepsiCo has proposed to acquire both PBG and PepsiAmericas.  While I cannot discuss our pending proposal, including where the process stands, timing, or potential next steps, I can assure you that we care deeply about our and your businesses.  Given the sensitivity of this process, I’m sorry to say that I’ll be out of communication with you for the time being, although we’ll be sharing information along the way as it is appropriate to do so. Please know that whatever the outcome of the current discussions, you, the associates of our public anchor bottlers, will always be part of the larger PepsiCo family.  Our fortunes and future success are closely intertwined.

In the meantime, all of us are committed to quality of service and share a common focus on operational excellence and customer satisfaction heading into the critical summer selling season.  We are excited about our enhanced product offerings and value initiatives hitting the market and we’re confident our collective contributions will make a difference. For any questions or comments, please email us at pepsico@transactioninfo.com.

Keep up the great work and thank you for your dedication.

Sincerely,

Indra K. Nooyi
Chairman and Chief Executive Officer
PepsiCo

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. If PepsiCo, Inc. (“PepsiCo”) enters into definitive agreements in connection with the proposed transactions with The Pepsi Bottling Group, Inc. (“PBG”) and PepsiAmericas, Inc. (“PAS”) (the “Proposed Transactions”), PepsiCo plans to file with the Securities and Exchange Commission (“SEC”) registration statements on Form S-4 containing proxy statements/prospectuses and other documents with respect to each of the Proposed Transactions and definitive proxy statements/prospectuses would be mailed to shareholders of PBG and PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES AND OTHER DOCUMENTS THAT WOULD BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

If PepsiCo enters into definitive agreements in connection with the Proposed Transactions, investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo through the website maintained by the SEC at http://www.sec.gov. Free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC will also be available free of charge on

PepsiCo's internet website at www.pepsico.com or by contacting PepsiCo's Investor Relations Department at 914-253- 3035.

PepsiCo and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding PepsiCo's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 19, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 24, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo's ability to enter into definitive agreements with respect to the Proposed Transactions; PepsiCo's ability to achieve the synergies and value creation contemplated by the Proposed Transactions; PepsiCo's ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the Proposed Transactions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo's products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo's ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo's reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo's bottling partners, including as a result of the Proposed Transactions; PepsiCo's ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo's supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo's Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo's actual results to materially differ from those set forth herein, please see PepsiCo's filings with the SEC, including its most recent annual report on Form

10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of June 17, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.